UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:     1-5129

(A) Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

(B) Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MOOG INC.
EAST AURORA, NEW YORK 14052-0018

REQUIRED INFORMATION

Independent Auditors' Report

Statements of Net Assets Available for Benefits as of September 30, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits for the years ended September 30, 2002 and 2001

Notes to Financial Statements

Item 4i - Schedule of Assets Held (at End of Year) - September 30, 2002

Item 4j - Schedule of Reportable Transactions - Year ended September 30, 2002

Signature

Exhibit 23 - Consent of Independent Auditors

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Financial Statements and Schedules

September 30, 2002 and 2001

(With Independent Auditors' Report Thereon)

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Independent Auditors' Report

The Plan Administrator
Moog Inc. Savings and Stock Ownership Plan:

We have audited the accompanying statements of net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2002 and 2001 and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Moog Inc. Savings and Stock Ownership Plan as of September 30, 2002 and 2001, and the changes in the net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. Supplemental schedules 1 and 2 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

February 12, 2003

MOOG Inc. Savings and Stock Ownership Plan Statements of Net Assets Available for Benefits
	September 30,
	2002	2001

Assets:
Investments	$ 145,334,890	$ 141,479,702
Participant loans receivable	2,196,622	2,305,194
Cash and equivalents	530,946	624,341
Contributions receivable:
Participants	329,528	341,278
Moog Inc.	16,555	17,857
Accrued investment income	71,451	94,022

Net assets available for benefits	$ 148,479,992	$ 144,862,394
See accompanying notes to financial statements

MOOG Inc. Savings and Stock Ownership Plan Statements of Changes in Net Assets Available for Benefits
	Years Ended September 30,
	2002	2001

Investment income (loss):
Net depreciation in fair value of investments	$(5,279,090)	$(24,765,208)
Interest	1,122,758	1,584,438
Dividends	1,099,164	1,366,949
Net investment loss	(3,057,168)	(21,813,821)
Contributions:
Participant	11,903,436	11,450,372
Employer	604,923	589,068
Rollovers	344,897	405,458
Total contributions	12,853,256	12,444,898

Distributions	(6,104,913)	(9,043,788)
Administrative expenses	(73,577)	(29,364)
Net increase (decrease)	3,617,598	(18,442,075)

Net assets available for benefits:
Beginning of year	144,862,394	163,304,469
End of year	$148,479,992	$144,862,394

See accompanying notes to financial statements

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(1)  Description of Plan

The following is a brief description of the Moog Inc. Savings and Stock Ownership Plan (the Plan) and is provided for general information purposes only. Participants should refer to the Summary Plan Description for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by Moog Inc. (the Company or the Plan Sponsor). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan has separate savings and stock ownership components.

(b) Eligibility

 All domestic employees of the Company are eligible to participate in the Plan immediately upon hire.

(c) Contributions and Investments

Each eligible participant may make voluntary pre-tax contributions to the Plan in the form of a 1% to 20% salary reduction subject to Internal Revenue Code (IRC) limits. In 2002, the Plan was amended to permit participants age 50 and older to make "catch up" contributions as provided by the Economic Growth and Tax Relief Reconciliation Act of 2001. Contributions are directed by the participant among the available investment options. The Plan currently offers nine mutual funds, a stable return fund (comprised of a Trustee commingled fund and guaranteed investment contracts), and Company stock as investment options for participants. In 1994, certain assets of the AlliedSignal Savings Plan (including shares of AlliedSignal common stock) were transferred to the Plan as a result of the Company's acquisition of certain product lines of AlliedSignal Corporation. In December 1999, the AlliedSignal common stock was exchanged for Honeywell International, Inc. ("Honeywell") common stock due to the merger of the two companies. Honeywell common stock is not an ongoing investment option for Plan participants.

The Company matches 25% of employee contributions (the Company Match) allocated towards the purchase of Company common stock. The Company Match may be paid in cash or shares of Company common stock, at the Company's discretion.

Rollovers represent accounts contributed to the Plan by participants from prior employer plans.

(d) Participant Accounts

A separate account is maintained for each Plan participant. Participant accounts are maintained in units and the change in participant account value is based on the daily fluctuation of unit value of the underlying investment funds. Dividend and interest income is allocated based on the number of units each participant owns on the entitlement date. Participant accounts are fully and immediately vested. Participants may transfer all or part of their accounts among investment options on a daily basis except that amounts invested in Company stock generally cannot be transferred into other investments except as provided under ESOP diversification requirements. Transfers to Honeywell common stock are not permitted.

(e) Distributions

Subject to certain limitations, a participant may withdraw all or part of his or her account balance upon attainment of age 59 ½. Distribution of a participant's account balance is also permitted in the event of death, disability, termination of employment or immediate financial hardship, as defined. Distributions are required to begin at age 70 ½. Distributions are made in cash except for the Company Match and Honeywell common stock which can be distributed in cash or shares.

(f) Participant Loans

Loans are limited to the lesser of $50,000 or one-half of the participant's account balance with a minimum loan of $1,000, payable over a term not to exceed five years. Interest is charged at a rate established by the Plan and is normally fixed at origination at prime plus one percent.

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(g) Administrative Expenses

Participants are required to pay an origination fee with respect to loans from the Plan. Costs of administering the Plan are borne by the Company.

(2)  Summary of Significant Accounting Policies

(a) Basis of Presentation

The financial statements are presented on the accrual basis of accounting.

(b) Cash and Cash Equivalents

All highly liquid investments with an original maturity of three months or less are considered cash equivalents.

(c) Investments

Investments in mutual funds, the stable return fund, Honeywell and Company stock are reported at fair value determined by reference to quoted market prices. Purchases and sales of securities are reported on a "trade date" basis. The guaranteed investment contracts are fully benefit-responsive and are, therefore, reported at contract value which approximates fair value and which represents the cost of the underlying investment contracts plus interest. Loans receivable are valued at cost, which approximates fair value.

(d) Use of Estimates

In preparing the financial statements, the Plan administrator is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

(e) Risks and Uncertainties

The Plan invests in securities that are exposed to various risks, including interest rate, market and credit risks. Due to the level of risk associated with investments securities, it is reasonably possible that changes in their values will occur in the near term and that such changes could materially affect the amounts reported in the investments and investment activity of the Plan.

(3)  Investments

Net appreciation (depreciation) in fair value of investments, including investments bought, sold, as well as held during the year, for the years ended September 30, 2002 and 2001 is summarized as follows:

	September 30,
	2002		2001
Mutual Funds	$(13,029,641)	$	$ (24,174,883)
Stable Return Fund	1,260,160		671,893
Moog Inc. common stock	7,805,328		1,535,076
Honeywell International Inc. common stock	(1,314,937)		(2,797,294)
	$(5,279,090)		$(24,765,208)

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

September 30, 2002 and 2001

Plan investments consist of the following:

	September 30,
	2002		2001
Mutual Funds
Vanguard Windsor Fund - 1,735,351 and 1,660,571 shares, respectively	$18,828,554	*	$23,314,414	*
Vanguard Institutional Index Fund - 139,154 and 132,920 shares, respectively	10,376,714	*	12,644,648	*
Fidelity Puritan Fund - 566,890 and 545,872 shares, respectively	8,446,667	*	9,203,408	*
Janus Worldwide Fund - 271,195 and 272,494 shares, respectively	8,493,816	*	10,583,648	*
Putnam New Opportunities Fund - 195,347 and 196,938 shares, respectively	5,213,819		6,680,138
HSBC Investor Growth and Income Fund - 30,996 and 19,635 shares, respectively	203,331		174,556
HSBC Investment Opportunity Fund - 66,599 and 41,488 shares, respectively	508,154		373,809
HSBC Investor Overseas Equity Fund - 13,384 and 10,602 shares, respectively	122,593		118,322
HSBC Investor Bond Fund - 177,146 and 148,119 shares, respectively	1,863,577		1,531,552
	54,057,225		64,624,495
Collective Common Trust Fund
HSBC Collective Trust Stable Return Fund - 1,103,112 and 674,946 shares, respectively	30,331,175	*	17,674,806	*
Guaranteed Investment Contracts
Principal Life Group Annuity Contract, 5.5% guaranteed investment contract matured in December 2001	----		6,247,207
Metropolitan Life Group Annuity Contract, 7.2% guaranteed investment contract maturing in December 2002	6,075,032		5,667,008
New York Life Group Annuity Contract, 7.1% guaranteed investment contract maturing in December 2002	6,056,540		5,655,032
	12,131,572		17,569,247
Moog Inc. Common Stock
Class A - 680,495 and 627,348 shares, respectively	19,230,789	*	14,159,244	*
Class B - 697,774 and 707,633 shares, respectively	23,026,542	*	19,106,078	*
	42,257,331		33,265,322
Honeywell International Inc. Common Stock 302,751 and 316,130 shares, respectively	6,557,587		8,345,832	*

Total Investments	$145,334,890		$141,479,702
* Represents 5% or more of the Plan's net assets available for benefits

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

Notes to Financial Statements

September 30, 2002 and 2001

(4) Federal Income Taxes

The Plan has received a favorable determination letter dated June 14, 1999 from the Internal Revenue Service (IRS) stating that the Plan qualifies under Section 401(a) and 501(a) of the IRC. The Plan has subsequently been amended and in 2002 the Plan Sponsor has requested a new determination letter.

The Plan Sponsor believes that the Plan has been and continues to operate in conformity with its terms and with applicable laws and regulations to maintain its tax qualified status. Accordingly, no federal income tax provision has been made in the accompanying financial statements.

(5) Plan Termination

Although it has not expressed intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Upon termination, the Company will instruct the trustee to either continue the management of the trust's assets or liquidate the trust and distribute the assets to the participants in accordance with the Plan document.

Schedule 1

MOOG Inc. Savings and Stock Ownership Plan Item 4i - Schedule of Assets Held (at End of Year) September 30, 2002

Identity of Issue	Description	Number of Shares	Cost	Fair or Contract Value

Vanguard Windsor Fund	Mutual Fund	1,735,351	$26,310,801	$18,828,554
Vanguard Institutional Index Fund	Mutual Fund	139,154	17,546,152	10,376,714
Fidelity Puritan Fund	Mutual Fund	566,890	10,259,183	8,446,667
Janus Worldwide Fund	Mutual Fund	271,195	15,413,499	8,493,816
Putnam New Opportunities Fund	Mutual Fund	195,347	12,708,702	5,213,819
* HSBC Investor Growth and Income Fund	Mutual Fund	30,996	262,184	203,331
* HSBC Investment Opportunity Fund	Mutual Fund	66,599	738,241	508,154
* HSBC Investor Overseas Equity Fund	Mutual Fund	13,384	179,376	122,593
* HSBC Investor Bond Fund	Mutual Fund	177,146	1,824,445	1,863,577
* HSBC Collective Trust Stable Return Fund	Collective Common Trust Fund	1,103,112	28,461,993	30,331,175
Metropolitan Life Group Annuity Contract	7.2% Guaranteed investment contract maturing in December 2002		6,075,032	6,075,032
New York Life Group Annuity Contract	7.1% Guaranteed investment contract maturing in December 2002		6,056,540	6,056,540
* Moog Inc.	Class A common stock	680,495	12,370,225	19,230,789
* Moog Inc.	Class B common stock	697,774	6,252,310	23,026,542
Honeywell International, Inc.	Common stock	302,751	6,395,204	6,557,587
Participant loans receivable	Loans maturing at various dates through September 27, 2007 and bearing interest at rates ranging from 5.75% to 10.75%		2,196,622	2,196,622
			$153,050,509	$147,531,512

* Party named is a party-in- interest
See accompanying independent auditors' report.

Schedule 2
MOOG Inc. Savings and Stock Ownership Plan Item 4j - Schedule of Reportable Transactions Year Ended September 30, 2002

Identity of party Involved	Description of asset	Purchase price	Selling price	Expense incurred with transaction	Cost of asset	Current value of assets on transaction date	Net gain

HSBC *	S-T-I-F Directed	$ 9,530,975	-	-	$ 9,530,975	$ 9,530,975	-
		-	$ 8,912,308	-	8,912,308	8,912,308	-
HSBC *	Stable Return Fund	11,459,079	-	-	11,459,079	11,459,079	-

HSBC *	Money Market Fund	14,213,043	-	-	14,213,043	14,213,043	-
		-	14,212,850	-	14,212,850	14,212,850	-
HSBC *	Moog Stable Return Unitized Fund (Cash Equivalent)	8,783,703	-	-	8,783,703	8,783,703	-
		-	3,966,052	-	3,864,611	3,966,052	$ 101,441
* Party named is a party-in-interest
See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

MOOG INC. SAVINGS AND STOCK OWNERSHIP PLAN

By: /s/ Joe C. Green
Joe C. Green,
Plan Administrator

Date: March 18, 2003

EXHIBIT INDEX

Exhibit No.	Exhibit Name

23	Consent of Independent Accountants